Exhibit 11

National Presto Industries, Inc.

(IN THOUSANDS EXCEPT PER SHARE DATA)
	Third Quarter		First Nine Months
	2010	2009	2010	2009

Net Earnings (1)	$13,213	$16,705	$41,387	$40,905

Weighted average common shares outstanding (2)	6,863	6,856	6,861	6,853

Common share equivalents relating to stock options when dilutive	2	-	1	-

Adjusted common and common equivalent shares for computation (3)	6,865	6,856	6,862	6,853

Net earnings per share:
Basic (1 divided by 2)	$1.93	$2.44	$6.03	$5.97
Diluted (1 divided by 3)	$1.92	$2.44	$6.03	$5.97